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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



               Morton Industrial Group, Inc. (formerly MLX Corp.)
 -----------------------------------------------------------------------------
                               (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
 -----------------------------------------------------------------------------
                        (Title of Class of Securities)


                                619328 10 7
 -----------------------------------------------------------------------------
                                (CUSIP Number)

     James V. Stepleton, Husch & Eppenberger, 100 N. Broadway, Suite 1300,
                     St. Louis, MO 63102, (314) 622-0641
 -----------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                January 20, 1998
 -----------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Potential persons who are to respond to the collection of information contained in this form are set required unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

CUSIP No. 619328 10 7                                            Page 2 of 21


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   William D. Morton

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)
   (b)

3. SEC Use Only

4. Source of Funds (See Instructions):  Not Applicable

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization:       United States


NUMBER OF     7.  Sole Voting Power:

                  1,232,323 without giving effect to exercisable options held
  SHARES          by Mr. Morton or other holders of exercisable options;
                  1,900,000 giving effect to exercisable options held by Mr.
BENEFICIALLY      Morton and other holders of exercisable options.

 OWNED BY     8.  Shared Voting Power:

   EACH           888,178

REPORTING     9.  Sole Dispositive Power:

  PERSON          1,218,990 without giving effect to exercisable options held by Mr. Morton; 1,283,805 giving effect to exercisable options
   WITH           held by Mr. Morton.



             10.  Shared Dispositive Power:     -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,120,501 without giving effect to exercisable options held by Mr. Morton and other holders of exercisable options;

     2,788,178 giving effect to exercisable options held by Mr. Morton and other holders of exercisable options.

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)

     55.8% without giving effect to exercisable options held by Mr. Morton and other holders of exercisable options;

     62.4% giving effect to exercisable options held by Mr. Morton and other holders of exercisable options

14.  Type of Reporting Person (See Instructions)        IN

CUSIP No. 619328 10 7                                   Page 3 of 21

Introductory Statement

        This Amendment No. 1 amends and updates the information supplied by Mr. William D. Morton on a Schedule 13D that he filed on October 29, 1997, together with Morton Metalcraft Holding Company ("Morton") with respect to the common stock, par value $.01 per share, of MLX Corp. (the "Original Filing"). At the time of the Original Filing, Mr. Morton did not own any shares of MLX Corp., but he had entered into the Pre-Merger Voting Agreement (as hereinafter defined) with the Shareholders (as hereinafter defined) who agreed to vote their shares of MLX Corp. common stock in favor of the merger described below and certain other matters. On January 20, 1998, Morton was merged into MLX Corp. (the "Merger") and the name of MLX Corp. was changed to Morton Industrial Group, Inc. (the "Company"). In the merger, Mr. Morton received the shares of Class A Common Stock and Class B Common Stock of the Company and options to acquire shares of Class A Common Stock described in this Amendment No. 1 in exchange for the shares of Morton common stock and Morton common stock options. (Immediately before Merger, MLX Corp. reclassified its common stock into the Class A Common Stock and Class B Common Stock.) As a result of the Merger, Morton ceased to exist and therefore is not a party to this Amendment No. 1.

Item 1. Security and Issuer.

        This statement relates to the Class A Common Stock, par value $.01 per share of the Company, Morton Industrial Group, Inc., a Georgia corporation that was formerly named MLX Corp. The address of the Company's principal executive offices is 1021 West Birchwood, Morton, Illinois 61550.

Item 2. Identity and Background.

1.   William D. Morton

     (a)-(c), (f) Mr. William D. Morton ("Mr. Morton") is the chairman and chief executive officer of the Company. Mr. Morton is a citizen of the United States and his business address is 1021 West Birchwood, Morton, Illinois 61550.

     (d)-(e) During the last five years Mr. Morton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Morton been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with the result of such proceeding being

CUSIP No. 619328 10 7                                   Page 4 of 21


that Mr. Morton is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

        Mr. Morton acquired his shares of the Company's Class A Common Stock and options to purchase shares of the Class A Common Stock as a result of the Merger of Morton into the Company. In the Merger, Mr. Morton also received 100,000 shares of the Company's Class B Common Stock, which is not registered under the Securities Exchange Act of 1934. The Merger was effective on January 20, 1998. Prior to the Merger, Mr. Morton owned approximately 83% of the issued and outstanding shares of common stock of Morton. Immediately before the Merger, the Company purchased a portion of Mr. Morton's shares of Morton for cash, and in the Merger, the balance of his Morton shares were exchanged for shares of the Company's Class A Common Stock reflected in this filing and the Class B Common Stock.

     The last reported bid price for a share of MLX Corp. common stock (which was exchanged in the Merger for the Company's Class A Common Stock on a share for share basis) on October 19, 1997, (the day before the Merger was announced) was $16.75. Applying that value to the shares of Class A Common Stock that Mr. Morton received in the Merger, and assuming that the shares of Class B Common Stock he received in the Merger have the same value per share, the shares issued to Mr. Morton in the Merger would have an aggregate value of $22,093,083.00. As set forth in Item 5, below, Mr. Morton also received exercisable options to acquire additional shares of the Class A Common Stock that at the $16.75 bid price would have an aggregate value of $1,078,651.00, after giving effect to the payment of the $.108 per share exercise price of the options. (The last reported trade of MLX Corp.'s common stock on January 16, 1998, the last trading day immediately preceding the special meeting of shareholders at which the Merger was approved was $17.875 per share.)


Item 4. Purpose of Transaction.

        Prior to the Merger, Mr. Morton was the President, Chief Executive Officer, and an 83% shareholder of Morton, a

CUSIP No. 619328 10 7                                   Page 5 of 21


contract manufacturer of fabricated sheet metal components and subassemblies for construction, agricultural, and equipment manufacturers. In 1997, Morton retained Bowles Hollowell Connor & Co. ("BHC"), an investment banking firm, to explore opportunities for possible transactions by Morton with other companies.

     Prior to June 30, 1995, the Company owned and managed businesses in a variety of industries. After the sale of its S.K. Wellman industrial friction materials business on June 30, 1995, the Company had no recurring revenues or operations and engaged in the active search for acquisition opportunities meeting its financial criteria.

     In June 1997, BHC contacted a director of the Company about a possible combination of Morton and the Company. During the ensuing negotiations, Mr. Morton made it clear that he must maintain control of the Morton operation following any transaction. Under the resulting transaction structure, Mr. Morton has voting control of the Company through his ownership of shares of the Company's Class A Common Stock and Class B Common Stock and a proxies granted him by certain other shareholders and option holders. In addition, three of the Company's five directors after the Merger were directors of Morton before the Merger, and the other two were directors of the Company before the Merger. See Item 5, below, for further information about Mr. Morton's share ownership and the proxies he holds.

     Mr. Morton does not have any plans or proposals that relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer (other than shares of Class A Common Stock to be acquired upon the exercise of outstanding options or options granted under the 1997 Plan, as hereinafter defined), or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

CUSIP No. 619328 10 7                                   Page 6 of 21


        (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Company;

        (f) Any other material change in the Company's business or corporate structure;

        (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j) Any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.

        As a result of the Merger, Mr. Morton owns 1,218,990 shares of the Company's issued and outstanding Class A Common Stock (the "Class A Shares") and 100,000 shares of the Company's issued and outstanding Class B Common Stock (the "Class B Shares"). He also holds exercisable options to purchase 64,815 shares of the Company's Class A Common Stock (the "Options"). The Options have an exercise price of $.108 per share. Mr. Morton received the Options in the Merger in exchange for options previously issued to him to acquire Morton common stock. If not exercised, the Options expire on February 15, 2005. In the Merger, other members of the management of the Company or its subsidiaries received exercisable options to acquire 602,862 shares of Class A Common Stock in exchange for their options to acquire shares of Morton common stock (the "Management Options").

CUSIP No. 619328 10 7                                   Page 7 of 21

The exercise price of the Management Options is also $.108 per share.

     Mr. Morton's Class A Shares constitute 32.1% of the issued and outstanding Class A Common Stock immediately following the Merger. Each Class A Share is entitled to one vote, and immediately following the Merger, Mr. Morton's Class A Shares constitute 30.9% of the total voting power of the issued and outstanding shares of Class A Common Stock and Class B Common Stock and 32.1% of the voting power of the issued and outstanding shares of Class A Common Stock. Mr. Morton has sole voting and dispositive power with respect to these Class A Shares.

     Mr. Morton's Class B Shares are half of the issued and outstanding shares of Class B Common Stock. Each Class B Share is initially entitled to approximately .72 votes per share, and Mr. Morton's Class B Shares initially constitute 1.8% of the total voting power of the issued and outstanding shares of Class A Common Stock and Class B Common Stock.

     If the Options and Management Options were exercised in full, Mr. Morton's Class A Shares would constitute 28.7% of the then issued and outstanding Class A Common Stock. Without giving effect to the TCR Proxy and Management Proxy described below, Mr. Morton's Class A Shares would, in such event, constitute 27.8% of the total voting power of the then issued and outstanding shares of Class A Common Stock and Class B Common Stock and 28.7% of the voting power of the then issued and outstanding shares of Class A Common Stock.

     If the Options and Management Options were exercised in full, Mr. Morton's Class B Shares would constitute 1.6% of the total voting power of the then issued and outstanding shares of the Class A Common Stock and Class B Common Stock (without giving effect to the Management Proxy and TCR Proxy described below).

     Mr. Morton has also been granted additional options to acquire 612,620 shares of Class A Common Stock under the Company's 1997 Stock Option Plan (the "1997 Plan"). The Company has reserved 1,166,896 shares of Class A Common Stock for issuance under the 1997 Plan. Other members of management of the Company and its subsidiaries have been granted options to purchase 170,846 shares of Class A Common Stock. The options granted to Mr. Morton and the other recipients (the "Plan Options") have an exercise price of $17.125 per share and vest in

CUSIP No. 619328 10 7                                   Page 8 of 21

equal amounts on January 20, 1999, 2000, and 2001. After these grants, 383,429 shares of Class A Common Stock remain reserved for the future grant of options under the 1997 Plan.

     By virtue of his stock ownership and the proxies described below, Mr. Morton will be able to direct the affairs of the Company and determine the outcome of most matters required to be submitted to stockholders for approval, including the election of all directors and amendments to the Company's Articles of Incorporation.

     TCR Proxy

     Pursuant to a Shareholders Agreement among Mr. Morton and Terbem Limited, Tinvest Limited, Teribe Limited (now named Quilvest American Equity), TCR International Partners, LP, Mitvest Limited, TCRI Offshore Partners CV, and Bobst Investment Corp. (collectively the "TCR Group") dated October 20, 1997, Mr. Morton has been granted proxy to vote the 888,178 shares of Class A Common Stock and 100,000 shares of Class B Common Stock owned by the members of the TCR Group (the "TCR Proxy") on all matters except (i) the liquidation of the Company, (ii) the sale of all or substantially all of the company's assets, and
(iii) any merger or consolidation of the Company if thereafter stockholders of the Company (including Mr. Morton) before such merger or consolidation do not hold (by ownership of stock, by proxy, or otherwise) the power to vote at least 60% of the votes entitled to elect the directors of the Company resulting from such merger or consolidation. By virtue of the allocation of the voting rights under the TCR Proxy, Mr. Morton has shared voting power with respect to the TCR Group's shares of Class A Common Stock. Mr. Morton has no dispositive power with respect to the TCR Group's shares of Class A Stock.

     By exercising his voting rights under the TCR Proxy and voting the Class A Shares and Class B Shares he owns, Mr. Morton will control 57.1% of the voting power of the Company immediately following the Merger (without giving effect to the Management Proxy described below or the exercise of any of the Options, Management Options, or Plan Options) on all matters requiring a shareholder vote other than the three matters listed in the immediately preceding paragraph.

     The TCR Proxy is irrevocable and has a term of ten years, although it will terminate earlier upon (i) Mr. Morton's death or

CUSIP No. 619328 10 7                                   Page 9 of 21

disability, (ii) Mr. Morton's termination (other than a constructive termination) of his employment with the Company, (iii) the Company's termination of Mr. Morton's employment for cause, or (iv) Mr. Morton's ownership of Class A Common Stock falling below 1,096,425 shares (including any shares issuable upon the exercise of options), adjusted to reflect any stock splits and similar actions occurring after the Merger.

     The Shareholders Agreement that contains the TCR Proxy also places certain restrictions on the transfer of shares of Class A Common Stock and Class B Common Stock held by Mr. Morton and the TCR Group and grants Mr. Morton rights to put his shares of his Class A Common Stock and Class B Common Stock to the members of the TCR Group. See Item 6, below.

     A copy of the Shareholders Agreement is Exhibit 1 to this filing.

     Management Proxy

     Following the Merger, Mr. Morton, the holders of the Management Options, and Mr. Mark W. Mealy, a director of the Company, entered into a Voting Agreement under which Mr. Mealy granted Mr. Morton an irrevocable proxy to vote, on all matters requiring a shareholder vote, the 13,333 shares of Class A Common Stock owned by him. Under the Voting Agreement, Mr. Fred W. Broling, a director of the Company, Daryl R. Lindemann, Brian L. Geiger, Brian R. Doolittle, David M. Stratton, and Robert J. Janeczko, executive officers of the Company or its subsidiaries, each granted Mr. Morton an irrevocable proxy to vote, on all matters requiring a shareholder vote, the shares of Class A Common Stock they will acquire upon the exercise of their outstanding Management Options, Plan Options, and any other options granted them under the 1997 Plan. (The proxies granted under the Voting Agreement are collectively referred to as the "Management Proxy").

     The Management Proxy has a ten year term, but will terminate earlier upon
(i) Mr. Morton's death or disability, (ii) Mr. Morton's termination of his employment with the Company (other than a constructive termination), and (iii) the Company's termination of Mr. Morton's employment for cause.

     Messrs. Geiger, Lindemann, Doolittle, Stratton, Janeczko, and Broling hold Management Options to acquire 69,697, 69,697,

CUSIP No. 619328 10 7                                     Page 10 of 21

69,697, 69,697, 46,296, and 277,778 shares of Class A Common Stock, respectively, and the Company has granted Messrs. Geiger, Lindemann, Doolittle, Stratton, and Janeczko Plan Options to acquire 61,579, 32,406, 17,820, 17,820, and 41,221 shares of Class A Common Stock, respectively. During the term of the Management Proxy, Mr. Morton will have the sole voting power with respect to these shares (when issued) and Mr. Mealy's issued and outstanding shares of Class A Common Stock. Mr. Morton will have no dispositive power with respect to any of these shares, and none of named individuals is or will be a party to the Shareholders' Agreement.

     Mr. Morton's exercise of his voting rights under the Management Proxy, the TCR Proxy, and the shares of Class A Common Stock and Class B Common Stock owned by him will allow him to exercise the following percentages of the total voting power of the Class A Common Stock and Class B Common Stock: (i) 57.4% before the exercise of the Options, any Management Options or Plan Options;
(ii) 63.6% after exercise of the Options and all of the Management Options, but before the exercise of any Plan Options; and (iii) 68.9% after the exercise of the Options, all Management Options, and all Plan Options. (The percentage in clause (iii) declines to 64.3% if the remaining 383,429 shares of Class A Common Stock reserved for issuance under the 1997 Plan are granted to and exercised by persons who are not parties to the Voting Agreement or the Shareholders' Agreement.)

     A copy of the Voting Agreement is Exhibit 2 to the filing.

     Other Information.

     A. Quilvest and Three Cities

     Quilvest American Equity and Three Cities Holding Limited have previously filed and from time to time amended a Schedule 13D reflecting their ownership interest in the Company. Based upon Amendment No. 6 to such filing, Mr. Morton can provide the information set out below about the members of the TCR Group or their controlling persons. All such information is provided to the best of Mr. Morton's knowledge.

        1.   Quilvest American Equity.

             (a)-(c), (f): Quilvest American Equity(formerly known as Teribe Limited) is a British Virgin Islands company

CUSIP No. 619328 10 7                                   Page 11 of 21

whose principal business is the investment and reinvestment of its resources, directly or through affiliates, in the securities of enterprises in various parts of the world, including the United States.

     Quilvest American Equity is a wholly-owned subsidiary of Quilvest Overseas Limited (formerly known as Real Limited), a British Virgin Islands company ("QOL"). The principal business of QOL is the investment of its resources in marketable securities and commodities and, through affiliates such as Quilvest American Equity, in securities of other enterprises in various parts of the world.

     The address of the principal office of Quilvest American Equity and QOL is Craigmuir Chambers, P.O. Box 91, Road Town, Tortola, British Virgin Islands. The address of the principal place of business of Quilvest American Equity and QOL is c/o Sociedad Internacional de Finanzas S.A., Rincon 432, Esq. 24, Montevideo, Uruguay.

     QOL is a subsidiary of Quilvest (formerly known as Enterprise Quilmes, S.A.), a Luxembourg holding company whose shares, which are issued in bearer form, are listed and traded on the Paris and Luxembourg Stock Exchanges. In addition to QOL, Quilvest owns a French holding company which controls a bank located in Paris and invests in French securities. The address of the principal office and business of Quilvest is 84 Grandrue, Luxembourg, Grand Duchy of Luxembourg.

     Listed in Schedules A, B, and C attached hereto and incorporated by reference are the names of, and certain information concerning, the directors and executive officers of Quilvest, QOL and Quilvest American Equity. No person controls or shares in the control of Quilvest who is not a member of its board of directors.

              (d)-(e): None of Quilvest, QOL, Quilvest American Equity nor, any of the persons listed on Schedules A, B or C attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or

CUSIP No. 619328 10 7                                   Page 12 of 21

prohibiting or mandating activities subject to, federal state security laws of funding and violation with respect to such laws.

          2. Three Cities.

     In connection with the Shareholders Agreement, Three Cities Limited Holding ("Three Cities") and the parties (or their successors) to the Shareholders Agreement other than Mr. Morton (such other parties being the "Investors") entered into a voting agreement dated as of January 20, 1998, under which Three Cities and the Investors acknowledged the prior and continuing existence of a proxy from the Investors granting Three Cities the sole and irrevocable power to vote and dispose of the shares of Class A Common Stock and Class B Common Stock of the Company owned of record by the Investors. Three Cities agreed in the voting agreement, though, to relinquish its right to vote such shares to the extent the Investors had granted such rights to Mr. Morton pursuant to the Shareholders Agreement and to limit its power to dispose of such shares to the extent the Investors had agreed to be restricted in the Shareholders Agreement. A copy of the voting agreement referred to in this paragraph is filed as an exhibit to Amendment No.6 of the Schedule 13D of Quilvest American Equity and Three Cities.

          (a)-(c), (f): Three Cities is a British Virgin Islands corporation and its principal business consists of the provision of investment advice. Information concerning the name, residence or business address, principal occupation or employment and citizenship of each of the directors and executive officers of Three Cities is contained in Schedule D attached hereto and incorporated by reference. Three Cities is not controlled by any corporation or person, although two of the directors of Quilvest and members of their extended families are significant.

          (d)-(e): Neither Three Cities nor any of the persons listed on Schedule D attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 619328 10 7                                   Page 13 of 21

     B. Parties to the Management Voting Agreement.

     The persons other than Mr. Morton who are parties to the Voting Agreement are the following:

        1. Mark W. Mealy, who is a Managing Director of Bowles Hollowell Connor &n Co. His address is 227 West Trade Street, Charlotte, North Carolina 28202.

        2. Fred W. Broling, who is the Chief Executive Officer and Chairman of Plastic Specialties and Technologies, Inc. His address is 270 Oakridge Avenue, Summit, New Jersey 07901.

        3. Daryl R. Lindemann is the Company's Vice President, Finance. His address is 1021 West Birchwood, Morton, Illinois 61550.

        4. Brian L. Geiger is Vice President, Morton Operations, of the Company. His address is 1021 West Birchwood, Morton, Illinois 61550.

        5. Robert J. Janeczko, is Vice President, Peoria Operations, of the Company. His address is 8201 North University Street, Peoria, Illinois 61615.

        6. David Stratton, is Vice President, North Carolina Operations, of the Company. His address is 2080 East Williams Street, Apex, North Carolina 27502.

        7. Brian R. Doolittle is the Company's Vice President, Sales, Marketing, and Engineering. His address is 1021 West Birchwood, Morton, Illinois 61550.

     Each of Messrs. Mealy, Broling, Lindemann, Geiger, Janeczko, Stratton, and Doolittle is a citizen of the United States. During the last five years, none of them has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with the result of such proceeding being such person's being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 619328 10 7                                   Page 14 of 21

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On October 20, 1997, in connection with the proposed Merger, each of Terbem Limited, Tinvest Limited, Teribe Limited, TCR International Partners, L.P., Mitvest Limited, and Bobst Investment Corp. (collectively, the "Shareholders") and Morton entered into a voting agreement (the "Pre-Merger Voting Agreement") pursuant to which the Shareholders agreed to vote the aggregate of 998,178 shares of MLX common stock held by them in favor of (i) a recapitalization of MLX Corp. that immediately preceded the Merger, (ii) the Merger, and (iii) the 1997 Stock Option Plan, and each of the other actions contemplated or required in furtherance of such transactions. The Pre-Merger Voting Agreement terminates upon the earlier of January 30, 1998, or the mutual written consent of the Shareholders and Morton (now the Company). The Pre-Merger Voting Agreement was attached as Exhibit 1 to the Original Filing and is incorporated herein by reference.

     Mr. Morton and the Shareholders have entered into a Shareholders Agreement that contains the TCR Proxy described in Item 5 above. The Shareholders Agreement also grants Mr. Morton the right to put all of his Class A Shares and Class B Shares to the Shareholders and obligates the Shareholders to purchase such shares if (i) the Shareholders are entitled to vote for (A) the sale of all or substantially all of the Company's assets, or (B) any merger or consolidation involving the Company, if immediately thereafter shareholders of the Company, including Mr. Morton, before such merger or consolidation do not hold (by ownership of stock, by proxy, or otherwise) the power to vote at least 60% of the votes entitled to elect the directors of the Corporation resulting from such transaction; (ii) any Shareholder or its affiliate fails to vote in favor of any such transaction, and (iii) such transaction is not approved by the shareholders of the Company. The purchase price for Mr. Morton's shares is the fair market value of the assets that Mr. Morton would have received in such transaction for his shares. If Mr. Morton would have retained any stock in the proposed transaction, the purchase price for the stock will equal its fair market value.

     The Shareholders Agreement establishes certain restrictions on the transfers of Class A Common Stock and Class B Common Stock by Mr. Morton and the Shareholders other than transfers by Mr.

CUSIP No. 619328 10 7                                   Page 15 of 21


Morton or the Shareholders to their respective affiliates or transfers by Mr. Morton upon the exercise of his put rights described above. Initially, neither Mr. Morton nor the Shareholders can otherwise transfer their shares of Class A Common Stock in the three years following the Merger.

     If after the three year period Mr. Morton or the Shareholders desire to transfer any shares of Class A Common Stock, the one intending to make the transfer must give the other notice of such intent and the other has the right to elect to join in the transaction and transfer up to a maximum number of its shares of Class A Common Stock that can be sold without causing a "change in ownership" as defined in the Internal Revenue Code of 1986, as amended.

     Neither Mr. Morton nor the Shareholders can transfer shares of Class B Common Stock until ten years after the Merger or the earlier termination of the Proxy.

     The Shareholders Agreement also prohibits Mr. Morton and his affiliates and the Shareholders and their affiliates from acquiring additional shares of Class A Common Stock or Class B Common Stock without the approval of the Shareholders or Mr. Morton, respectively, and the Company's board of directors. Notwithstanding this restriction, Mr. Morton may acquire shares of Class A Common Stock upon the exercise of options held by him.

     Mr. Morton previously held options to purchase 64,815 shares of the Common Stock of Morton. In connection with the Merger, these options were converted into the Option to purchase 64,815 shares of the Company's Class A Common Stock. The Options are currently exercisable at $.108 per share and expire on February 15, 2005.

     On January 19, 1998, the Company's shareholders approved the Company's 1997 Stock Option Plan (the "1997 Plan") under which 1,166,896 shares of Class A Common Stock are reserved for issuance. Mr. Morton and other officers of the Company and its subsidiaries have been granted options under the 1997 Plan to acquire 783,467 shares of Class A Common Stock, as more fully described in
Item 5, above.

CUSIP No. 619328 10 7                                   Page 16 of 21

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1          Shareholders Agreement

         Exhibit 2          Voting Agreement

CUSIP No. 619328 10 7                                   Page 17 of 21


Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Date: January 30, 1998           /S/ William D. Morton
                                     -----------------------------
                                            William D. Morton

CUSIP No. 619328 10 7                                   Page 18 of 21


                                                                SCHEDULE A

                                   Quilvest



                                                 Principal Occupation or
                                                 Employment and the Name
                                                 Principal Business and Address
                      Residence or               of Organization in which such
Name                  Business Address           Employment is Conducted          Citizenship
----                  ----------------           -------------------------------  -----------
Julio E. Nunez        c/o Quilvest               Chairman of Quilvest and         Argentina
Director and          69 Chester Square          several of its subsidiaries
President             London SW1, England

Peter Bemberg         c/o Quilvest               Officer of Laidlaw Holdings      U.S.A.
Director              84, Grand Rue              Inc., New York, New York
                      1660 Luxembourg            (financial services company)
                      Grand Duchy of Luxembourg

Andre Elvinger        15, Cote d'Eich            Attorney-at-law, Luxembourg      Luxembourg
Director              1450 Luxembourg
                      Grand Duchy of
                      Luxembourg

Hans Jorg Furrer      FIDES                      Chairman of the Executive        Switzerland
Director              Treuhandgesellschaft       Committee, FIDES
                      Bleicherweg 33             Treuhandgesellschaft, Zurich,
                      98002 Zurich, Switzerland  Switzerland

Paul de Ganay         243, Blvd. St. Germain     Landowner                        France
Director              Paris, France

Charles de            82 Blvd. Arago             Professional investor and        France
Montalembert          Paris, France              director of companies, France
Director

Alvaro Sainz de       Sociedad Iberica de        Director, Sociedad Iberica de    Spain
Vicuna                Cartera, S.A. (SIBEC)      Cartera, S.A. (SIBEC),
Director              Dr. Fleming 3              Madrid, Spain
                      Madrid, Spain

Louis James de Viel   Establissements Martin     General Manager                  France
Castel                25bis rue de Constantine   Establissements Martin, Paris,
Director              Paris, France              France

Christian Baillet     SAPLA                      General Manager, SAPLA,          France
Chief Financial       243, Blvd. St. Germain     (financial holding company)
Officer               Paris, France              Paris, and SIFAS, Paris, France

Carlo Hoffman         c/o Quilvest               Secretary General of the         Luxembourg
Secretary General     84, Grand Rue              Quilmes Group of companies
                      Luxembourg
                      Grand Duchy of Luxembourg

CUSIP No. 619328 10 7                                   Page 19 of 21

                                                                      SCHEDULE B

                           Quilvest Overseas Limited





                                              Principal Occupation or Employment
                                              and the Name Principal Business
                      Residence or            and Address of Organization in
Name                  Business Address        which such Employment is Conducted         Citizenship
----                  ----------------        ----------------------------------         -----------
Julio E. Nunez        c/o Quilvest            Chairman of                                Argentina
Director and          69 Chester Square       Quilvest and
President             London SW1, England     several of its
                                              subsidiaries

Group of companies    SAPLA                   General Manager,                           France
Director and          243, Blvd. St. Germain  SAPLA, (financial
Treasurer             Paris, France           holding company)
                                              Paris and SIFAS,
                                              Paris, France

Walter Knecht         Societe                 Department Head,                           Switzerland
Director              Internationale de       Societe
                      Finance                 International de
                      Lowenstrasse 19         Finance (financial
                      Zurich, Switzerland     services)

Kurt Sonderegger      Societe                 General Manager,                           Switzerland
Director              Internationale de       Societe
                      Finance                 International de
                      Lowenstrasse 19         Finance (financial
                      Zurich, Switzerland     services)

Carlo Hoffman         c/o Quilvest            Secretary General                          Luxembourg
Secretary             84, Grand Rue           of the Quilmes
                      1660 Luxembourg         Group of companies
                      Grand Duchy of
                      Luxembourg

Eric Salvisberg       Societe                 Chief Executive                            Switzerland
Director              Internationale de       Officer, Societe
                      Finance                 International de
                      Lowenstrasse 19         Finance (financial
                      Zurich, Switzerland     services)

CUSIP No. 619328 10 7                                   Page 20 of 21


                                                                      SCHEDULE C

                            Quilvest American Equity





                                              Principal Occupation or Employment
                                              and the Name Principal Business
                      Residence or            and Address of Organization in
Name                  Business Address        which such Employment is Conducted         Citizenship
----                  ----------------        -----------------------------------        -----------
Julio E. Nunez        c/o Quilvest            Chairman of                                Argentina
Director and          69 Chester Square       Quilvest and
President             London SW1, England     several of its
                                              subsidiaries

Christian Baillet     SAPLA                   General Manager,                           France
Director and          243, Blvd. St. Germain  SAPLA, (financial
Treasurer             Paris, France           holding company)
                                              Paris and SIFAS,
                                              Paris, France

Walter Knecht         Societe                 Department Head,                           Switzerland
Director              Internationale de       Societe
                      Finance                 International de
                      Lowenstrasse 19         Finance (financial
                      Zurich, Switzerland     services)

Kurt Sonderegger      Societe                 General Manager,                           Switzerland
Director              Internationale de       Societe
                      Finance                 International de
                      Lowenstrasse 19         Finance (financial
                      Zurich, Switzerland     services)

CUSIP No. 619328 10 7                                   Page 21 of 21



                                                                      SCHEDULE D

                         THREE CITIES HOLDINGS LIMITED





                                              Principal Occupation or Employment
                                              and the Name Principal Business
                      Residence or            and Address of Organization in
Name                  Business Address        which such Employment is Conducted         Citizenship
----                  ----------------        ------------------------------------       -----------
Julio E. Nunez        c/o Quilvest            Chairman of                                  Argentina
Director and          69 Chester Square       Quilvest and
President             London SW1, England     several of its
                                              subsidiaries,
                                              Luxembourg

Christian Baillet     SAPLA                   General Manager,                             France
Director and          243, Blvd. St. Germain  SAPLA, (financial
Treasurer             Paris, France           holding company)
                                              Paris and SIFAS,
                                              Paris, France

Eric Salvisberg       Societe                 Chief Executive                              Switzerland
Director and          Internationale de       Officer, Societe
Treasurer             Finance                 International de
                      Lowenstrasse 19         Finance (financial
                      Zurich, Switzerland     services), Zurich

Kurt Sonderegger      Societe                 General Manager,                             Switzerland
Director              Internationale de       Societe
                      Finance                 International de
                      Lowenstrasse 19         Finance (financial
                      Zurich, Switzerland     services), Zurich